Exhibit 99.1

For Immediate Release

Bell to acquire Québec’s leading media company Astral

•	$3.38-billion transaction establishes Bell as the leader in French-language media

•	Astral’s broad national media portfolio includes top-tier TV, radio, digital and out-of-home properties

•	Supports Bell strategy to deliver the best content across every broadband screen in Québec

•	Astral President & CEO Ian Greenberg to join the BCE Board of Directors at closing

MONTRÉAL, March 16, 2012 – BCE Inc. (Bell) today announced that it has signed a definitive agreement to acquire all of the issued and outstanding shares of Montréal-based Astral Media Inc. (Astral) and its leading specialty and pay television channels, radio stations, digital media properties and out-of-home advertising platforms in Québec and across the rest of Canada. Greatly strengthening Bell’s competitive position in the important Québec media marketplace, this transaction directly supports Bell’s strategy of investment and innovation in broadband networks and content.

Bell will acquire all Class A Non-Voting Shares of Astral for $50 per share, representing a premium of 39% based on Astral’s volume-weighted average closing share price on the TSX for the last five trading days, for a total consideration of approximately $2.8 billion. Bell will also acquire all Class B Subordinate Voting Shares for $54.83 per share, for a total consideration of approximately $151 million, and all Special Shares for a total consideration of $50 million.

The transaction is valued at approximately $3.38 billion, including net debt of $380 million, and will be funded with a combination of cash (75% of the equity purchase price) and BCE common equity (25% or approximately $750 million), with Bell retaining the right to replace shares with cash, in whole or in part, at closing. The enterprise value represents an approximate multiple of 10x estimated 2012 EBITDA (earnings before interest, tax, depreciation and amortization), consistent with similar recent media industry transactions including Bell’s acquisition of CTV in 2011. The acquisition will be immediately earnings and free cash flow per share accretive, supporting both Bell’s heavy capital investment in broadband network development, especially in Québec, and the company’s dividend growth objectives.

“Bringing together two respected and longstanding Montréal brands, Bell’s acquisition of Astral firmly establishes our company as Québec’s media leader. Bell is gaining a well-seasoned national Astral management team, dramatically expanding our French-language content, and more than levelling the playing field with our largest broadcast media competitor in Québec. We greatly look forward to welcoming Astral’s renowned leader Ian Greenberg to our Board of Directors,” said George Cope, President and CEO of BCE Inc. and Bell Canada. “Astral’s strong financial position enables Bell to further accelerate our significant investment in broadband innovation across Québec, such as our launch this month of ultra high speed Fibe service directly to homes and businesses across Québec City and our rollout of next-generation mobile LTE. With our advanced networks and next-generation Mobile TV and Fibe TV services, Bell looks forward to delivering Astral’s unbeatable content to customers in new and innovative ways.”

“This transaction with Bell represents an exciting moment in the history of Astral, and an excellent opportunity for our company, our shareholders and our employees. We have come to know Bell very well as a long-time commercial partner, and the fit between our two companies is a natural,” said Ian Greenberg, President and CEO of Astra Media. “On behalf of the Greenberg family and Astral’s Board of Directors, I would like to thank all of our employees across the different regions of Canada. Without their commitment and hard work, we could not have achieved this level of success.”

The Board of Directors of Astral, acting on the unanimous recommendation of the Special Committee comprised solely of independent directors, has unanimously approved the transaction and recommends that Astral shareholders approve it. All holders of Special Shares and the largest minority holder of Class B Subordinate Voting Shares, collectively representing a majority of the voting shares

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of Astral, have entered into agreements with Bell supporting the transaction. The financial advisor to the Special Committee has provided an opinion that the consideration proposed to be paid to Astral shareholders is fair from a financial point of view.

The agreement between Bell and Astral provides for a non-solicitation covenant on the part of Astral, subject to customary “fiduciary out” provisions, and a right in favour of Bell to match any superior proposal. If Bell does not exercise its right to match, Bell would receive a termination fee of $100 million should Astral support any superior proposal.

The transaction will be effected through a plan of arrangement and is subject to customary closing conditions, including court, shareholder and regulatory approvals. A reverse break fee of up to $150 million would be payable by Bell to Astral should the transaction not close for regulatory reasons. Astral has agreed not to declare or pay dividends on any class of its shares through to the closing date. Astral shareholders will vote on the transaction by May 25.

The transaction provides multiple other benefits for the Bell team and its strategy, including enhanced control of rising content costs, particularly French-language media, and strong opportunities for cross-platform innovation and advertising packages spanning digital, TV, radio and out-of-home advertising. Astral products currently represent Bell’s largest single content cost.

Astral operates 22 television services (including 13 French-language channels), with premium offerings like Super Écran, The Movie Network and HBO Canada, and top specialty brands such as Canal Vie, Canal D, VRAK TV, MusiquePlus, Télétoon/Teletoon, Family and Disney Junior; 84 radio stations in 50 markets, including big brands like NRJ, Virgin Radio, Rouge fm, EZ Rock and boom; more than 100 websites and digital media properties; and 9,500 out-of-home advertising signage locations in Québec, Ontario and British Columbia.

The Astral team will join the Bell Media business unit, which was formed in April 2011 following Bell’s acquisition of CTV, Canada’s largest media company. With the addition of Astral, Bell Media will become a $3-billion national media leader with annual EBITDA of more than $850 million.

Astral employs approximately 2,800 people across Canada, with about half of the team located in Québec, which will grow Bell’s team here to almost 19,000 people. Founded in Montréal in 1880 and by far the largest communications company in Québec, Bell is Québec’s second-largest non-retail private sector employer, after only Desjardins. Bell is continuing to expand its service and network teams in Québec and across Canada to support new services such as Fibe TV and Fibe Internet.

To drive its broadband growth strategy, Bell has made significant investments in content and network distribution including the acquisition of CTV, an ownership stake in the Montréal Canadiens, and Maple Leafs Sports and Entertainment (MLSE – expected to close in mid-2012); the ongoing rollout of fibre to the home, including to Québec City this month; the deployment of next-generation mobile LTE to cities across Canada; the earlier launch of Bell Fibe TV and Fibe Internet in Montréal and Toronto; and the continuing development of leading Bell Mobile TV and online TV services.

With capital expenditures of approximately $3 billion per year, Bell spends more on new wireless and wireline fibre networks and more on Canadian R&D than any other communications company. Bell is dedicated to delivering the best content across Canada’s best networks to all 4 screens – TV, smartphone, tablet and computer.

Call with Financial Analysts

Bell will hold a conference call for financial analysts to discuss the Astral acquisition on Friday, March 16 at 8:30 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial 1-866-223-7781 shortly before the start of the call. A replay will be available for one week by dialing 1-800-408-3053 and entering passcode 6700965#. A live audio webcast of the call will be available on BCE’s website at http://www.bce.ca/investors/investorevents/all/show/bce-announcement.

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About Astral

Founded in 1961, Astral Media Inc. (TSX: ACM.A/ACM.B) is one of Canada’s largest media companies. It operates several media properties – pay and specialty television, radio, out-of-home advertising, and digital – that are among the most popular in the country. Astral plays a central role in community life across the country by offering diverse, rich, and vibrant programming that meets the tastes and needs of consumers and advertisers alike. To learn more about Astral, please visit Astral.com.

About Bell

BCE Inc. (TSX, NYSE: BCE) is Canada’s largest communications company, with the Bell and Bell Aliant brands providing a comprehensive and innovative suite of broadband wireless and wireline communication services to residential and business customers across Canada. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. of all of the issued and outstanding shares of Astral Media Inc., certain strategic benefits and operational, competitive and cost efficiencies expected to result from the transaction, and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, court, shareholder and regulatory approvals, including approval by the CRTC, Competition Bureau and TSX. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits and competitive, operational and cost efficiencies expected to result from the transaction will be fully realized.

For more information:

Media inquiries:

Marie-Ève Francœur

Bell Media Relations

(514) 391-5263

marie-eve.francoeur@bell.ca

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Investor inquiries:

Thane Fotopoulos

BCE Investor Relations

(514) 870-4619

thane.fotopoulos@bell.ca

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